  Exhibit 99.1

High Tide Files Final Base Shelf Prospectus to Replace Expired Base Shelf Prospectus

CALGARY, AB, Aug. 4, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to announce that in order to replace its prior base shelf prospectus that expired on May 22, 2023, it has filed a final short form base shelf prospectus (the "Prospectus") to provide the Company with the flexibility to take advantage of financing opportunities and favourable market conditions, if and when needed, during the 25-month period that the Prospectus remains effective (the "Effective Period").

The Prospectus has been filed in each of the provinces and territories in Canada. The Prospectus enables the Company to offer, issue and sell, from time to time: common shares, warrants, units, subscription receipts, debt securities, convertible securities, or any combination of such securities (collectively, the "Securities") for up to an aggregate offering price of C$100,000,000 (or its equivalent), in one or more transactions during the Effective Period.

The Company has also filed a corresponding shelf registration statement relating to the Securities with the United States of America Securities and Exchange Commission under the U.S. Canada Multijurisdictional Disclosure System.

The Company may also use the Prospectus in connection with an "at-the-market distribution" in accordance with applicable securities laws, which would permit securities to be sold on behalf of the Company through the TSX Venture Exchange, the Nasdaq Stock Exchange, (or other existing trading markets) as further described in the applicable prospectus supplement. To date, no agreement has been entered into with respect to such a distribution.

The Company may use the net proceeds from the sale of Securities for general corporate purposes, capital projects, internal expansion, or for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such jurisdiction. If any Securities are offered under the Prospectus, the terms of any such Securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a prospectus supplement filed with the applicable securities regulatory authorities at the time of such offering and would be made available by High Tide.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 154 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: future financing opportunities, and market conditions. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 04-AUG-23